UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005
                 --------------

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                Sequential
    Exhibit                   Description                       Page Number
    -------                   -----------                       -----------

       1.         Press release on Cable & Wireless,
                  dated September 26, 2005                           2






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

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: September 26, 2005            By: /s/ Dafna Gruber
                                       ------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer






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

                                         EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------

                                                           FOR IMMEDIATE RELEASE


                 CABLE&WIRELESS SELECTS ALVARION'S GSM SOLUTION
             TO PROVIDE MOBILE VOICE SERVICES FOR THE FIRST TIME TO
                           FALKLAND ISLANDS RESIDENTS


        $1.5 million Compact Cellular Network Ideal for Island Deployment


                                      ----


            TEL AVIV, Israel, September 26, 2005 -- Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced that Cable&Wireless is deploying a $1.5 million cellular network, a compact GSM system, to provide voice services to the residents of the Falkland Islands for the first time.

            "Alvarion's compact GSM system is exactly the kind of reliable and cost effective solution that we look for in providing services to the mountainous Falkland Islands with its population of a few thousand residents," said Rick Hall, CEO of Cable&Wireless. "We have the flexibility to provide high quality voice services and advanced features, initially around Stanley and Mount Pleasant, but eventually extending to cover more of the rural areas.

            Alvarion's GSM system offers distributed architecture designed optimally for small to medium size GSM networks. Its easy deployment, low startup costs and scalability, make for an ideal solution for island landscape and topography. By using this system, operators may offer subscribers a wide range of value-added services, including voicemail, short message service and prepaid calling.

            "We look forward to completing the island deployment as it is the perfect application for our GSM network that reaches the un-reachable," said Zvi Slonimsky, CEO of Alvarion. "The system is built to cope with rough terrain while delivering the necessary bandwidth of a robust, reliable network in a remote location. We are pleased to add Cable&Wireless to our growing list of top tier carrier customers."


                                       ###


            About Cable&Wireless

            Cable&Wireless is one of the worlds leading international communications companies. It provides fixed and mobile voice, data, IP (Internet Protocol) and broadband services to business and residential customers, as well as


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

services to other telecoms carriers, mobile operators and providers of content, applications and internet services. Cable & Wireless principal operations are in the United Kingdom, the Caribbean, Panama, Macau and Monaco. For more information about Cable & Wireless, go to www.cw.com

About Alvarion
--------------

            With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

            Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1 650 314 2653.


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